# SEC Schedule 13D/A (Amendment No. 27) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OPKO HEALTH, INC., CIK 0000944809
CUSIP: 68375N103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 4400 BISCAYNE BLVD., MIAMI, Florida (FL), 33137
Date of event which requires filing of this statement: 09/30/2025
Filed by CIK 0000898860
Persons authorized to receive notices and communications: Camielle Green, OPKO Health, Inc., 4400 Biscayne Blvd., Miami, Florida (FL), 33137, (305) 575-4100

## Reporting persons
- FROST PHILLIP MD ET AL (CIK 0000898860): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC), other (OO); sole voting power 250,032,576; shared voting power 2,851,830; sole dispositive power 250,032,576; shared dispositive power 2,851,830; aggregate amount beneficially owned 252,884,406 (32.8% of the class)
  Comment: (1) The amount provided in Item 11 includes (i) 3,068,951 shares of Common Stock held individually by Dr. Frost; (ii) 30,127,177 shares of Common Stock held by the Frost Nevada Investments Trust, which is controlled by Dr. Frost as sole trustee; (iii) options to acquire 2,600,000 shares of Common Stock, which are exercisable within 60 days; (iv) 214,236,448 shares of Common Stock held by the Gamma Trust, which is controlled by Dr. Frost as sole trustee; and (v) 2,851,830 shares of Common Stock held by the Phillip and Patricia Frost Philanthropic Foundation, Inc., which is controlled by Dr. Frost and his wife. Dr. Frost's ownership position excludes restricted stock units that give him a contingent right to receive up to 500,000 shares of Common Stock.
  
  (2) The percentage provided in Item 13 is calculated based on (i) 769,101,280 shares outstanding as of September 30, 2025, as communicated by the Issuer to the Reporting Person; and (ii) options to acquire 2,600,000 shares of Common Stock,
- Frost Gamma Investments Trust (CIK 0001380896): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: working capital (WC), other (OO); sole voting power 214,236,448; shared voting power 0; sole dispositive power 214,236,448; shared dispositive power 0; aggregate amount beneficially owned 214,236,448 (27.9% of the class)
  Comment: (1) The percentage provided in Item 13 is calculated based on 769,101,280 shares outstanding as of September 30, 2025, as communicated by the Issuer to the Reporting Person.
- Frost Nevada Investments Trust (CIK 0001464124): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: working capital (WC), other (OO); sole voting power 30,127,177; shared voting power 0; sole dispositive power 30,127,177; shared dispositive power 0; aggregate amount beneficially owned 30,127,177 (3.9% of the class)
  Comment: (1) The percentage provided in Item 13 is calculated based on 769,101,280 shares outstanding as of September 30, 2025, as communicated by the Issuer to the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: OPKO HEALTH, INC.
Address of issuer's principal executive offices: 4400 BISCAYNE BLVD., MIAMI, Florida (FL), 33137
Comment:
This Amendment No. 27 (the "Amendment") amends and supplements the statement on Schedule 13D filed on February 15, 2007, as amended by Amendment No. 1 to the Schedule 13D filed on April 6, 2007, as amended by Amendment No. 2 to the Schedule 13D filed on August 2, 2007, as amended by Amendment No. 3 to the Schedule 13D filed on February 14, 2008, as amended by Amendment No. 4 to Schedule 13D filed on August 21, 2008, as amended by Amendment No. 5 to the Schedule 13D filed on February 26, 2009, as amended by Amendment No. 6 to the Schedule 13D filed on March 19, 2009, as amended by Amendment No. 7 to the Schedule 13D filed on October 1, 2009, as amended by Amendment No. 8 to the Schedule 13D filed on March 28, 2011, as amended by Amendment No. 9 to the Schedule 13D filed on October 24, 2011, as amended by Amendment No. 10 to the Schedule 13D filed on October 11, 2012, as amended by Amendment No. 11 to the Schedule 13D filed on March 21, 2013, as amended by Amendment No. 12 to the Schedule 13D filed on September 16, 2013, as amended by Amendment No. 13 to the Schedule 13D filed on February 17, 2015, as amended by Amendment No. 14 to the Schedule 13D filed on December 18, 2015, as amended by Amendment No. 15 to Schedule 13D filed on September 20, 2017, as amended by Amendment No. 16 to Schedule 13 filed on November 20, 2018, as amended by Amendment No. 17 to Schedule 13 filed on March 20, 2019, as amended by Amendment No. 18 to Schedule 13 filed on March 22, 2019, as amended by Amendment No. 19 to Schedule 13 filed on November 1, 2019, as amended by Amendment No. 20 to Schedule 13 filed on August 19, 2022, as amended by Amendment No. 21 to Schedule 13D filed on February 21, 2023, as amended by Amendment No. 22 to Schedule 13D filed on January 22, 2024, as amended by Amendment No. 23 to schedule 13D filed on January 24, 2024, as amended by Amendment No. 24 to Schedule 13 filed on August 29, 2024, as amended by Amendment No. 25 to Schedule 13D filed on November 15, 2024, as amended by Amended No. 26 to Schedule 13D filed on April 3, 2025 (collectively, the "Original Schedule 13D"), by The Frost Group, LLC (the "Frost Group"), a previously reporting entity, Frost Gamma Investments Trust ("Gamma Trust"), Frost Nevada Investments Trust ("Frost Nevada"), and Phillip Frost, M.D. ("Dr. Frost"). This Amendment is filed pursuant to the Joint Filing Agreement as executed by the reporting persons listed on the cover pages to this Amendment. The Joint Filing Agreement, filed as Exhibit 1 to Amendment No. 15 to the Schedule 13D filed on September 20, 2017, is hereby incorporated by this reference. This Amendment is filed with respect to the common stock, par value $0.01 per share ("Common Stock"), of OPKO Health, Inc., a Delaware corporation (the "Issuer").

This Amendment is being filed solely as a result of a change in the Issuer's number of outstanding shares of Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Gamma Trust directly beneficially owns 214,236,448 shares of Common Stock. The 214,236,448 total shares of Common Stock beneficially owned by Gamma Trust constitute approximately 27.9% of the Issuer's outstanding shares of Common Stock, based upon 769,101,280 shares of Common Stock outstanding as of September 30, 2025 as communicated by the Issuer to the Reporting Person. Dr. Frost is the sole trustee of Gamma Trust and holds sole voting and dispositive power with respect to 214,236,448 shares of Common Stock.

Frost Nevada directly beneficially owns 30,127,177 shares of Common Stock. The 30,127,177 total shares of Common Stock beneficially owned by Frost Nevada constitute approximately 3.9% of the Issuer's outstanding shares of Common Stock, based upon 769,101,280 shares of Common Stock outstanding as of September 30, 2025 as communicated by the Issuer to the Reporting Person. Dr. Frost is the sole trustee of Frost Nevada and holds sole voting and dispositive power with respect to 30,127,177 shares of Common Stock.

Dr. Frost, as the sole trustee of Gamma Trust, may be deemed to beneficially own the 214,236,448 shares of Common Stock beneficially owned by Gamma Trust. Dr. Frost, as the sole trustee of Frost Nevada, may be deemed to beneficially own the 30,127,177 shares of Common Stock beneficially owned by Frost Nevada. In addition, the Phillip and Patricia Frost Philanthropic Foundation, Inc., which is controlled by Dr. Frost and his wife, owns 2,851,830 shares of Common Stock. Dr. Frost individually owns 3,068,951 shares of Common Stock and has stock options to acquire 2,600,000 shares of Common Stock, which are exercisable within 60 days of the date hereof, and has sole voting and dispositive power over each. The 252,884,406 shares of Common Stock beneficially owned by Dr. Frost constitute approximately 32.8% of the Issuer's outstanding shares of Common Stock, based upon (i) 769,101,280 shares of Common Stock outstanding as of September 30, 2025 as communicated by the Issuer to the Reporting Person; and (ii) options to acquire 2,600,000 shares of Common Stock, which are exercisable within 60 days of the date hereof. Dr. Frost, as sole trustee of Gamma Trust, has sole voting and dispositive power over 214,236,448 shares of Common Stock. Dr. Frost, as sole trustee of Frost Nevada, has sole voting and dispositive power over 30,127,177 shares of Common Stock. Dr. Frost has shared voting and dispositive power with respect to 2,851,830 shares of Common Stock owned by the Phillip and Patricia Frost Philanthropic Foundation, Inc. Dr. Frost's ownership position excludes restricted stock units that give him a contingent right to receive up to 500,000 shares of Common Stock, which will not begin to vest until July, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
Gamma Trust directly beneficially owns 214,236,448 shares of Common Stock. The 214,236,448 total shares of Common Stock beneficially owned by Gamma Trust constitute approximately 27.9% of the Issuer's outstanding shares of Common Stock, based upon 769,101,280 shares of Common Stock outstanding as of September 30, 2025 as communicated by the Issuer to the Reporting Person. Dr. Frost is the sole trustee of Gamma Trust and holds sole voting and dispositive power with respect to 214,236,448 shares of Common Stock.

Frost Nevada directly beneficially owns 30,127,177 shares of Common Stock. The 30,127,177 total shares of Common Stock beneficially owned by Frost Nevada constitute approximately 3.9% of the Issuer's outstanding shares of Common Stock, based upon 769,101,280 shares of Common Stock outstanding as of September 30, 2025 as communicated by the Issuer to the Reporting Person. Dr. Frost is the sole trustee of Frost Nevada and holds sole voting and dispositive power with respect to 30,127,177 shares of Common Stock.

Dr. Frost, as the sole trustee of Gamma Trust, may be deemed to beneficially own the 214,236,448 shares of Common Stock beneficially owned by Gamma Trust. Dr. Frost, as the sole trustee of Frost Nevada, may be deemed to beneficially own the 30,127,177 shares of Common Stock beneficially owned by Frost Nevada. In addition, the Phillip and Patricia Frost Philanthropic Foundation, Inc., which is controlled by Dr. Frost and his wife, owns 2,851,830 shares of Common Stock. Dr. Frost individually owns 3,068,951 shares of Common Stock and has stock options to acquire 2,600,000 shares of Common Stock, which are exercisable within 60 days of the date hereof, and has sole voting and dispositive power over each. The shares of Common Stock beneficially owned by Dr. Frost constitute approximately 32.8% of the Issuer's outstanding shares of Common Stock, based upon (i) 769,101,280 shares of Common Stock outstanding as of September 30, 2025 as communicated by the Issuer to the Reporting Person; and (ii) options to acquire 2,600,000 shares of Common Stock, which are exercisable within 60 days of the date hereof. Dr. Frost, as sole trustee of Gamma Trust, has sole voting and dispositive power over 214,236,448 shares of Common Stock. Dr. Frost, as sole trustee of Frost Nevada, has sole voting and dispositive power over 30,127,177 shares of Common Stock. Dr. Frost has shared voting and dispositive power with respect to 2,851,830 shares of Common Stock owned by the Phillip and Patricia Frost Philanthropic Foundation, Inc. Dr. Frost's ownership position excludes restricted stock units that give him a contingent right to receive up to 500,000 shares of Common Stock, which will not begin to vest until July, 2026.
Transactions in the class effected during the past sixty days:
In the last 60 days prior to the filing of this Amendment No. 27, Frost Nevada and Dr. Frost have not effected any transactions in the shares of Common Stock.

On August 8, 2025, Gamma Trust acquired a total of 675,000 shares of Common Stock on the open market at $1.32 per share for an aggregate purchase price of $891,000.00 and on August 18, 2025, gifted a total of 440,000 shares of Common Stock to various individuals.
Other persons with the right to receive dividends or sale proceeds: Except as described herein, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Issuer beneficially owned by them.

## Signatures
- FROST PHILLIP MD ET AL: /s/ Phillip Frost, M. D., Phillip Frost, M.D., Individually (10/01/2025)
- Frost Gamma Investments Trust: /s/ Phillip Frost, M. D., Phillip Frost, M.D. / Sole Trustee (10/01/2025)
- Frost Nevada Investments Trust: /s/ Phillip Frost, M. D., Phillip Frost, M.D. / Sole Trustee (10/01/2025)